AMENDMENT TO THE REAL PROPERTY's PURCHASE OF DEVELOPMENT RIGHTS AND SALE AGREEMENT

This amendment to the REAL PROPERTY's PURCHASE AND DEVELOPMENT RIGHTS SALE AGREEMENT ("Agreement") dated November 23, 2021 is to adjust the Purchase Price and Balance. All other elements of the October 29, 2021 Agreement and Amendment are unchanged.

Please reference the signed Agreement and Amendment dated October 29th, 2021 for any terms and definitions.

Both Buyer and Seller agree that:

1) <u>Purchase Price and Deposit</u> The purchase price for the Property (the "<u>Purchase Price</u>") is Three Hundred Million and 00/100 Dollars ($300,000,000.00). Pursuant to the Agreement, Buyer paid to Seller an Option Fee in the form of shares of stock of Ameri Metro, Inc., a Delaware, corporation, as described further in the Agreement equal to Thirty Million Dollars ($30,000,000.00) in form of class B shares (6,383 shares) @ 4,700 per share.

2) <u>Balance of Purchase Price</u>. Buyer shall deliver to Seller cryptocurrency tokens issued by Ameri Metro, Infrastructure Cryptocurrency Inc, which will have a value of Two Hundred Seventy Million Dollars ($270,000,000.00).

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement as of the date written above.

SELLER:

Jewel's Real Estate 1086 Master LLLP

By: Managing Partner

Name: Sarah Mathias

Title: Partner

Signature:

SELLER:

Ameri Metro, Infrastructure Cryptocurrency Inc.

By: Chief Executive Officer

Name: Shah Mathias

Title: CEO

Signature:

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BUYER:

AMERI METRO, INC.

By: Chief Financial Officer

Name: Robert Choiniere

Title: CFO

Signature: *Robert Choiniere*